SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549-1004



13002962

FORM 11-K

(Mark One)
[X] Annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended December 31, 2012

OR

[ ] Transition report pursuant to Section 15(d) of the Securities Exchange Act of 1934

Commission File Number: 001-32242

Domino's Pizza 401(k) Savings Plan

(Full title of the plan and the address of the plan, if different from that of the issuer named below)

Domino's Pizza, Inc.

30 Frank Lloyd Wright Drive
Ann Arbor, Mi 48106

(Name of issuer of the securities held pursuant to the plans and the address of its principal executive offices)

(734) 930-3030

(Registrant's telephone number, including area code)

TABLE OF CONTENTS

All other schedules required by Section 2520.103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

EXHIBIT


Grant Thornton

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Grant Thornton LLP
27777 Franklin Road, Suite 800
Southfield, MI 38034-2366

T 248.262.1950
F 248.350.3581
www.GrantThornton.com

To the Plan Administrator
Domino's Pizza 401(k) Savings Plan

We have audited the accompanying statements of net assets available for plan benefits of Domino's Pizza 401(k) Savings Plan (the "Plan") as of December 31, 2012 and 2011, and the related statement of changes in net assets available for plan benefits for the year ended December 31, 2012. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of Domino's Pizza 401(k) Savings Plan as of December 31, 2012 and 2011, and the changes in net assets available for plan benefits for the year ended December 31, 2012 in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held at end of year, Form 5500, Schedule H, Item 4i as of December 31, 2012 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and

Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

Grant Thornton LLP

Southfield, MI
June 21, 2013

Domino's Pizza 401(k) Savings Plan

Statements of Net Assets Available for Plan Benefits

	December 31, 2012	December 31, 2011
Assets - Investments		
Investments in mutual funds	$ 94,924,668	$ 78,918,097
Investments in common collective trust fund	14,801,688	13,775,903
Investment in Domino's Pizza, Inc. Stock Fund		
Investment in Domino's Pizza, Inc. common stock	28,424,043	24,615,430
Investment in interest bearing cash account	1,093,774	1,012,252
Total investments at fair value	139,244,173	118,321,682
Notes Receivable from Participants	4,636,434	4,472,846
Net Assets Reflecting All Investments at Fair Value	143,880,607	122,794,528
Adjustments from Fair Value to Contract Value for Fully Benefit-Responsive Investment Contracts	(423,585)	(339,767)
Net Assets Available for Plan Benefits	**$ 143,457,022**	**$ 122,454,761**

The accompanying notes are an integral part of these financial statements.

Domino's Pizza 401(k) Savings Plan

Statement of Changes in Net Assets Available for Plan Benefits
Year Ended December 31, 2012

Additions	
Investment income:	
Interest and dividends	$ 3,554,662
Net change in fair value of investments:	
Mutual funds	11,002,481
Domino's Pizza, Inc. common stock fund	6,178,764
Total investment income	20,735,907
Interest income on notes receivable from participants	225,501
Contributions:	
Employee	7,799,084
Employer	3,909,177
Rollover	242,437
Total contributions	11,950,698
Total additions	32,912,106
Deductions	
Participant withdrawals	(11,858,229)
Administrative expenses	(51,616)
Total deductions	(11,909,845)
Net Increase in Net Assets Available for Plan Benefits	21,002,261
Net Assets Available for Plan Benefits - Beginning of year	122,454,761
Net Assets Available for Plan Benefits - End of year	**$ 143,457,022**

The accompanying notes are an integral part of these financial statements.

Note 1 - Description of Plan

General – The following description of the Domino's Pizza (the "Company" and the "Plan Administrator") 401(k) Savings Plan (the "Plan") provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions. The Plan is a defined contribution plan for the benefit of certain employees of the Company. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended ("ERISA"). Participants should refer to the Plan document for a complete description of the Plan's provisions. Fidelity Management Trust Company (the "Trustee") administers and invests the assets of the Plan and the income therefrom for the benefit of the Plan's participants.

Eligibility - A person may become a participant in the Plan on the first day he or she meets the following requirements:

1. The person is employed by the Company or an affiliated company which has adopted the Plan for the person's job classifications and/or location.

2. The person has completed at least 1,000 hours of service.

3. The person is not employed in a bargaining unit covered by a collective bargaining agreement unless it provides for Plan coverage of bargaining unit members.

4. The person has attained age 21.

5. The person is a citizen or resident of the United States.

Contributions – Each year, participants may contribute up to 50 percent of eligible wages, as defined in the Plan document, not to exceed the maximum amount allowed annually under the provisions of the Internal Revenue Code (the "Code"). Participants who have attained age 50 before the end of the year are eligible to make catch-up contributions. The Company provides a matching contribution in the amount of 100 percent of the first three percent of each employee's elective deferrals and 50 percent of the next two percent of each employee's elective deferrals. The Company may also make discretionary contributions, including profit-sharing contributions, to the Plan. There were no discretionary contributions made by the Company during the years ended December 31, 2012 and 2011. The Company's matching contributions were made in cash and based on the participant's investment allocation in the participant's accounts in 2012 and 2011.

Vesting - Participants' contributions, the Company's matching contributions, and income earned thereon are immediately fully vested. A participant is 100 percent vested in discretionary profit-sharing contributions after five years of continuous service.

Note 1 - Description of Plan (Continued)

Forfeitures - Forfeitures are created when participants terminate employment before becoming entitled to their full benefits under the Plan. Any forfeited amounts may be used to reduce future Company contributions and administrative expenses. As of December 31, 2012 and 2011, the Plan had outstanding forfeitures of $71,654 and $79,442, respectively, available to reduce future Company contributions and administrative expenses. In 2012 and 2011, Plan expenses were reduced from forfeited nonvested accounts.

Participant Accounts - Each participant's account is credited with the participant's voluntary contributions, the participant's specific fund earnings, an allocation of the Company's matching and, if any, discretionary contributions, and charged with an allocation of Plan administrative expenses. Allocations are based on participant earnings or account balances or compensation, as defined in the Plan document. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

Payment of Plan Benefits - Distribution of Plan benefits begins when the earliest of the following have occurred: (1) within 60 days of the close of the Plan year in which the participant attains age 70½ or (2) the participant terminates service with the Company. Participants may also elect to make withdrawals at age 59½ without tax penalty.

Plan benefits are distributed in the form of either a series of payments or a lump-sum payment as elected by the participant.

Participant Withdrawals - Participants may withdraw funds from their accounts if the Trustee determines that a withdrawal is necessary to avoid certain financial hardships, as permitted under the Code, or death, disability or for any reason after reaching age 59½.

Plan Termination - Although it has not expressed any intent to do so, the Company has the right to amend, modify, terminate, withdraw from, or suspend contributions to the Plan at any time under the provisions of ERISA. In the event of termination of the Plan all participant accounts become fully vested and are distributed to the participants in accordance with the Plan document.

Notes Receivable from Participants - Participants may borrow funds from their account balance. A note may not be less than $1,000 and may not exceed the lesser of 50 percent of the vested portion of the participant's total account balance or $50,000. The Plan Administrator establishes the terms of the note agreement, secured by the balance in the participant's account. The note agreement bears interest at rates that range from 4.25% to 9.25%, which are commensurate with local prevailing rates as determined by the Plan Administrator. Notes must be repaid within five years. Principal and interest is paid ratably through bi-weekly payroll deductions.

Note 2 - Summary of Significant Accounting Policies

Basis of Accounting - The financial statements have been prepared on the accrual basis of accounting.

Investment contracts held by a defined-contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attributed for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The Statements of Net Assets Available for Plan Benefits presents the fair value of the investment contracts as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value. The Statement of Changes in Net Assets Available for Plan Benefits is prepared on a contract value basis.

Investment Valuation and Income Recognition - The Plan's investments are stated at fair value, except for its common collective trust fund investment (the Managed Income Portfolio or "MIP"), which is valued at contract value. Contract value represents investments at cost plus accrued interest income less amounts withdrawn to pay benefits. The reported value of the common collective trust fund is at the Net Asset Value ("NAV"), which is based on discounting the related cash flows of the underlying guaranteed investment contracts based on current yields of similar instruments with comparable durations. Shares of mutual funds are valued at the net asset value of shares held by the Plan at year end. Shares of employer securities are valued based on quoted prices at year end.

The MIP is comprised of public investment securities valued at NAV, and a participant's ownership of the MIP is represented by units. Units are issued and redeemed daily at the MIP's constant NAV of $1 per unit. The MIP allows for daily liquidity with no additional notice required for redemption. Although it is the policy of the MIP to use its best efforts to maintain a stable NAV of $1 per unit, there is no guarantee that the MIP will be able to maintain that value. The MIP is a wrap contract paired with an underlying investment or investments, usually a portfolio, owned by the Plan. The Plan purchases a wrapper contract from a financial services institution. A MIP credits a stated interest rate for a specified period of time. Investment gains and losses from the underlying investments in the synthetic guaranteed investment contract are amortized over the expected duration through the calculation of the interest rate applicable to the Plan on a prospective basis.

Participants ordinarily may request the withdrawal or transfer of all or a portion of their investment in the MIP at contract value. Contract value represents contributions made to the MIP plus earnings less participant withdrawals and administrative expenses. Withdrawals initiated by the Plan Administrator will normally be provided at contract value as soon as practicable within twelve months following written notice to the MIP trustee. The MIP imposes certain restrictions on the Plan.

Note 2 - Summary of Significant Accounting Policies (continued)

The following events may limit the MIP's ability to transact at contract value:

- The Plan's failure to qualify for exemption from federal income taxes or any required prohibited transaction exemption under ERISA
- Any communication given to Plan participants designed to influence participants to transfer assets out of the MIP or not to invest in the MIP
- Any change in law, regulation, or administrative ruling applicable to the Plan that could have a material adverse effect on the MIP's cash flow
- Any transfer of assets from the MIP directly into a competing investment option
- The establishment of a defined contribution plan that competes with the Plan for employee contributions
- Complete or partial termination of the Plan or its merger with another plan
- Any substantive modifications of the MIP or the administration of the MIP that is not consented to by the wrap issuer

The MIP is unlikely to maintain a stable NAV if, for any reason, it cannot obtain or maintain wrap contracts covering all of its underlying assets that are not otherwise invested in money market funds. For example, this could result from the MIP's inability to promptly find a replacement wrap contract following termination of a wrap contract. The wrap issuer's ability to meet its contractual obligations under the wrap contracts may be affected by future economic and regulatory developments. In the event that an issuer of a wrap contract fails to perform as intended, the MIP's NAV may decline if the market value of its assets declines.

Plan management believes the occurrence of events and circumstances that would cause the MIP to transact at less than contract value is not probable.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation includes the Plan's gains and losses on investments bought and sold as well as held during the year.

Note 2 - Summary of Significant Accounting Policies (continued)

Notes Receivable from Participants - The notes receivable from participants are valued at their outstanding balances plus any accrued but unpaid interest, which approximate fair value. Delinquent notes receivable are reclassified as distributions based upon terms of the Plan document.

Risks and Uncertainties - The Plan provides for investments in various investment options that are, in general, exposed to various risks, such as interest rate, credit, and overall market volatility risks. Due to the level of risk associated with certain investments, it is at least reasonably possible that changes in the values of investments will occur in the near term and that such changes could materially affect the participants' account balances and the amounts reported in the Statements of Net Assets Available for Plan Benefits.

Benefit Payments - Benefits are recorded when paid.

Plan Administrative Expenses - Expenses attributable to investments earmarked to a participant's account and fees associated with specific participant transactions, including loan application fees, are charged to that account to the extent specified by the Plan Administrator. Various administrative costs of maintaining the Plan are paid by the Company.

Use of Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits at the date of the financial statements, the changes in net assets available for benefits during the reporting period, and the disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

Other accounting standards - Other accounting standards that have been issued by the FASB or other standards-setting bodies that do not require adoption until a future date are not expected to have a material impact on our consolidated financial statements upon adoption.

Note 3 - Investments

As of December 31, investments representing 5 percent or more of the Plan's assets are as follows:

	2012	2011
Mutual funds:		
MainStay Large Cap Growth Fund	$ 20,928,142	$ 18,930,233
Van Kampen Comstock A Fund	14,967,479	12,361,271
Common collective trust fund - Fidelity Managed Income Portfolio Fund (1)	14,378,103	13,436,136
PIMCO Total Return Administration Fund	13,264,054	10,838,273
Fidelity Diversified International Fund	11,062,271	9,069,949
Fidelity Puritan Fund	10,711,219	8,248,239
Fidelity Spartan 500 Index Institutional	9,284,726	7,355,495
SSgA S&P 400 Mid-Cap Index Fund	7,548,012	6,716,081
Domino's Pizza, Inc. common stock fund:		
Domino's Pizza common stock	28,424,043	24,615,430
Interest bearing cash account	1,093,774	1,012,252

(1) Common collective trust fund is reported at contract value. All other investments are reported at fair value.

Note 4 - Tax Status

The Plan obtained its latest tax determination letter dated May 24, 2011, applicable for amendments adopted through December 17, 2009, in which the Internal Revenue Service stated that the Plan and the related trust, as then designed, were in compliance with the applicable requirements of the Code. In the opinion of the Plan Administrator the Plan is currently designed and being operated in compliance with the applicable requirements of the Code and, therefore, the Plan is qualified and the related trust is tax-exempt.

Management is not aware of any uncertain tax positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan administrator believes it is no longer subject to tax examinations for years prior to 2009.

Note 5 - Party-in-interest Transactions

The Company, the participants, and the Trustee have all been identified as parties-in-interest. The Plan invests in shares of mutual funds, a common collective trust fund managed by the Trustee, as well as shares of the Company's common stock. Transactions in such investments qualify as party-in-interest transactions, which are exempt from the prohibited transaction rules. Participant loans also qualify as party-in-interest transactions, which are exempt from the prohibited transaction rules. Certain administrative expenses of the Plan are paid by the Company and qualify as party-in-interest transactions.

Note 6 - Differences Between Financial Statements and Form 5500

The differences between the amounts presented on pages 2 and 3 of these financial statements and the related Form 5500 filed with the Department of Labor are attributable to adjustments made by the Plan Administrator to adjust from fair value to contract value for fully benefit-responsive investment contracts on the statement of changes in net assets available for plan benefits.

The following is a reconciliation of net assets available for plan benefits per the financial statements at December 31, 2012 and 2011 to Form 5500:

	2012	2011
Net assets available for plan benefits per the financial statements	$ 143,457,022	$ 122,454,761
Adjustment to fair value for Fidelity Managed Income Portfolio Fund	423,585	339,767
Net assets available for plan benefits per Form 5500	$ 143,880,607	$ 122,794,528

Note 6 - Differences Between Financial Statements and Form 5500 (continued)

The following is a reconciliation of the net increase in net assets available for plan benefits per the financial statements for the year ended December 31, 2012 to Form 5500:

Net increase in net assets available for plan benefits per the financial statements	$ 21,002,261
Add: Adjustments from contract value to fair value for fully benefit-responsive investment contract at December 31, 2012	423,585
Less: Adjustments from contract value to fair value for fully benefit-responsive investment contracts at December 31, 2011	(339,767)
Total net increase in net assets available for plan benefits per the Form 5500	$ 21,086,079

Note 7 – Fair Value

Fair value measurements enable the reader of the financial statements to assess the inputs used to develop those measurements by establishing a hierarchy for ranking the quality and reliability of the information used to determine fair values. The Company classifies and discloses assets and liabilities carried at fair value in one of the following three categories:

Level 1: Quoted market prices in active markets for identical assets or liabilities.

Level 2: Observable market based inputs or unobservable inputs that are corroborated by market data.

Level 3: Unobservable inputs that are not corroborated by market data.

The asset or liability's fair value measurements level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs. For details on the procedures used to value the Fidelity Managed Income Portfolio, refer to our disclosures in Note 2.

Note 7 – Fair Value (continued)

Disclosures concerning assets measured at fair value at December 31, 2012 are as follows:

	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Balance at December 31, 2012
Mutual funds:				
Index funds	$ 16,832,738	-	-	$ 16,832,738
Growth funds	63,286,282	-	-	63,286,282
Other mutual funds	14,805,648	-	-	14,805,648
Total mutual funds	94,924,668	-	-	94,924,668
Common collective trust fund - Fidelity Managed Income Portfolio	-	14,801,688	-	14,801,688
Domino's Pizza, Inc. Stock Fund				
Domino's Pizza common stock	28,424,043	-	-	28,424,043
Interest bearing cash account	1,093,774	-	-	1,093,774
Total assets at fair value	$ 124,442,485	$ 14,801,688	-	$ 139,244,173

Note 7 – Fair Value (continued)

Disclosures concerning assets measured at fair value at December 31, 2011 are as follows:

	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Balance at December 31, 2011
Mutual funds:				
Index funds	$ 14,071,576	-	-	$ 14,071,576
Growth funds	53,131,888	-	-	53,131,888
Other mutual funds	11,714,633	-	-	11,714,633
Total mutual funds	78,918,097	-	-	78,918,097
Common collective trust fund - Fidelity Managed Income Portfolio	-	13,775,903	-	13,775,903
Domino's Pizza, Inc. Stock Fund				
Domino's Pizza common stock	24,615,430	-	-	24,615,430
Interest bearing cash account	1,012,252	-	-	1,012,252
Total assets at fair value	$ 103,533,527	$ 13,775,903	-	$ 118,321,682

Note 8 – Subsequent Events

The Plan evaluated its December 31, 2012 financial statements for subsequent events through the date the financial statements were to be issued. The Plan is not aware of any subsequent events which would require recognition or disclosure in the financial statements.

Domino's Pizza 401(k) Savings Plan

Schedule of Assets Held at End of Year
Form 5500, Schedule H, Item 4i
EIN – 38-3495003, Plan No. 004
December 31, 2012

(a)(b) Identity of Issuer, Borrower, Lessor, or Similar Party	(c) Description of Investment including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value	(d) Cost	(e) Current Value
	Mutual funds:		
Fidelity Investments*	Fidelity Puritan Fund	**	$ 10,711,219
Fidelity Investments*	Fidelity Diversified International Fund	**	11,062,271
Fidelity Investments*	Fidelity Spartan 500 Institutional Index Fund	**	9,284,726
Fidelity Investments*	Fidelity RS Emerging Markets	**	1,541,595
Boston Trust Funds	Boston Trust Small Cap Fund	**	5,617,170
PIMCO Funds	PIMCO Total Return Administration Fund	**	13,264,054
State Street Global Advisors	SSgA S&P 400 Mid Cap Index Fund	**	7,548,012
MainStay Investments	MainStay Large Cap Growth Fund	**	20,928,142
Van Kampen Funds	Van Kampen Comstock A Fund	**	14,967,479
Fidelity Investments*	Common collective trust - Fidelity Managed Income Portfolio Fund	**	14,801,688
Fidelity Investments*	Employer securities - Domino's Pizza, Inc. Common Stock Fund		
	Domino's Pizza common stock		28,424,043
	Interest bearing cash account	**	1,093,774
	Total investments		139,244,173
	Notes receivable from participants	***	4,636,434
	Total Assets Held at End of Year		$ 143,880,607

* Party-in-interest
** Historical cost information is not required for participant-directed investments
*** Interest rates on notes receivable range from 4.25% to 9.25%

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Domino's Pizza 401(k) Savings Plan has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

DOMINO'S PIZZA 401(K) SAVINGS PLAN
(Name of Plan)



Date: June 24, 2013

Michael Lawton
Chief Financial Officer
Domino's Pizza, Inc.

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We have issued our report dated June 21, 2013, with respect to the financial statements and supplemental schedule included in the Annual Report of Domino's Pizza 401(k) Savings Plan on Form 11-K for the year ended December 31, 2012. We hereby consent to the incorporation by reference of said report in the Registration Statement of Domino's Pizza, Inc. on Form S-8 (File No. 333-121830, effective January 4, 2005; and 333-161971, effective September 17, 2009).

Grant Thornton LLP

Southfield, Michigan
June 21, 2013